UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Amber Rensen
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD FIRST QUARTER

2010 FINANCIAL RESULTS

•	Revenue: $245.1 million, representing a 26 percent increase year over year

•	Non-GAAP Operating Income: $137.6 million, representing a 26 percent increase year over year and reflecting 56 percent of revenues

•	Non-GAAP EPS: $0.55, representing a 22 percent increase year over year

•	Deferred Revenues: $419.8 million, representing a 29 percent increase year over year

•	Cash Flow from Operations: $217.8 million, representing a 27 percent increase year over year

REDWOOD CITY, Calif., -- April 26, 2010 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the first quarter ended March 31, 2010.

“We delivered record first quarter results, attaining the top end of our projections for both revenues and earnings per share, while experiencing healthy growth across all regions,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “Our software blade architecture continues to make inroads with our annuity based software blades helping to drive services revenues.  In addition to these great results, we delivered a record $218 million of operating cash flow for the quarter and now have cash balances exceeding $2 billion.”

•	Total Revenues: $245.1 million, an increase of 26 percent, compared to $195.0 million in the first quarter of 2009.
•
GAAP Operating Income: $115.9 million, an increase of 26 percent, compared to $92.3 million in the first quarter of 2009.  The GAAP operating income in the first quarter of 2010 included additional amortization of intangible assets net of taxes in the amount of $3.3 million related to the acquisition of the Nokia security appliance business, which was completed during the second quarter of 2009.

•
Non-GAAP Operating Income: $137.6 million, an increase of 26 percent, compared to $109.0 million in the first quarter of 2009. Non-GAAP operating margin was 56 percent, same as in the first quarter of 2009.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $98.0 million, an increase of 21 percent, compared to $80.9 million in the first quarter of 2009. GAAP earnings per diluted share were $0.46, an increase of 21 percent, compared to $0.38 in the first quarter of 2009. GAAP net income in the first quarter of 2010 included additional amortization of intangible assets net of taxes in the amount of $3.3 million (which represented $0.02 in GAAP earnings per diluted share) related to the acquisition of the Nokia security appliance business, which was completed during the second quarter of 2009.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $116.8 million, an increase of 22 percent, compared to $95.5 million in the first quarter of 2009, and non-GAAP EPS was $0.55, an increase of 22 percent compared to $0.45 in the first quarter of 2009.

•	Deferred Revenues: As of March 31, 2010, we had deferred revenue of $419.8 million, an increase of 29 percent, compared to $325.0 million as of March 31, 2009.
•	Cash Flow: Cash flow from operations was $217.8 million, an increase of 27 percent compared to $171.8 million in the first quarter of 2009.
•	Share Repurchase Program: During the first quarter of 2010, we repurchased 1.5 million shares at a total cost of $50 million.

Recent Business Highlights Include:

Since the beginning of the year, Check Point has introduced several new products and technologies.

•
Check Point Data Loss Prevention (DLP) solution – a network-based solution that helps businesses move data loss protection from detection to prevention by preemptively protecting sensitive information such as regulatory, confidential and proprietary information from unintentional loss.

•
The new SmartEvent Software Blade – a unified security management solution for real-time event visibility across multiple security systems, including Firewall, Intrusion Prevention (IPS), Data Loss Prevention (DLP) and endpoints.

•
Significant antivirus and URL performance improvements – streaming technology dramatically increases software blades performance, benefiting Check Point security gateways through a software upgrade at no additional cost. In addition, Check Point extended its patented SecureXL acceleration technology to UTM-1 appliances, significantly boosting firewall throughput performance.

•
Check Point Abra –a secure virtual desktop solution deployed from an encrypted USB stick that provides companies with a secure and affordable alternative to allowing third-party PC’s access to the network.

•
ZoneAlarm DataLock Automated Encryption for Small Businesses and Consumers – equipped with Pre-boot Authentication, ZoneAlarm DataLock prevents unauthorized users from accessing stored information, automatically encrypting all hard drive content to protect private and confidential data on laptops and netbooks.

During the first quarter, Check Point won several awards and industry accolades.

For the sixth time, Check Point won the SC Magazine Reader Trust Award for Best Enterprise Firewall.

In the Asia Pacific region, Check Point earned five awards – two PC Market Hong Kong Best of I.T. Awards, one for Check Point Endpoint Security and the other for Check Point UTM-1 Total Security Appliances; CRN India named Check Point Channel Champion for overall network security; and PC3 Platinum Brand Election 2009 in Hong Kong recognized both Check Point Endpoint Security and Check Point SSL VPN Solutions.

Check Point's vice president of global field operations, Amnon Bar-Lev, was named a 2010 Channel Chief by the Everything Channel’s CRN for the third consecutive year.

Mr. Shwed concluded, “The first quarter marked a great start for the year.  We posted record results and further expanded our addressable market by entering two new exciting markets: secure virtual desktop with Abra and Data Loss Prevention with our DLP solution.  With the introduction of these latest technology innovations and security solutions, Check Point is well positioned to address the security needs of any size business.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 26, 2010 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 3, 2010 at the company's website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 348753, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor able to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented Stateful Inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2010 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, operating margin, net income and earnings per share, which are adjusted from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets and the related tax affects. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.  Check Point’s management also believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$91,038	$71,744
Software updates, maintenance and services	154,039	123,268
Total revenues	245,077	195,012

Operating expenses:
Cost of products and licenses	16,505	7,686
Cost of software updates, maintenance and services	12,245	7,769
Amortization of technology	8,066	5,800
Total cost of revenues	36,816	21,255

Research and development	24,322	19,787
Selling and marketing	54,776	47,072
General and administrative	13,302	14,617
Total operating expenses	129,216	102,731

Operating income	115,861	92,281
Financial income, net	7,193	8,413
Income before income taxes	123,054	100,694
Taxes on income	25,013	19,773
Net income	$98,041	$80,921
Earnings per share (basic)	$0.47	$0.39
Number of shares used in computing earnings per share (basic)	209,014	210,153
Earnings per share (diluted)	$0.46	$0.38
Number of shares used in computing earnings per share (diluted)	213,523	212,083

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)	(unaudited)

GAAP operating income	$115,861	$92,281
Stock-based compensation (1)	8,933	7,803
Amortization of intangible assets (2)	12,763	8,893
Non-GAAP operating income	$137,557	$108,977

GAAP net income	$98,041	$80,921
Stock-based compensation (1)	8,933	7,803
Amortization of intangible assets (2)	12,763	8,893
Taxes on the above items (3)	(2,948)	(2,123)
Non-GAAP net income	$116,789	$95,494

GAAP Earnings per share (diluted)	$0.46	$0.38
Stock-based compensation (1)	0.04	0.04
Amortization of intangible assets (2)	0.06	0.04
Taxes on the above items (3)	(0.01)	(0.01)
Non-GAAP Earnings per share (diluted)	$0.55	$0.45

Number of shares used in computing Non-GAAP earnings per share (diluted)	213,523	212,083

(1) Stock-based compensation:
Cost of products and licenses	$11	$8
Cost of software updates, maintenance and services	227	193
Research and development	1,648	1,258
Selling and marketing	2,246	1,740
General and administrative	4,801	4,604
	8,933	7,803

(2) Amortization of intangible assets:
Amortization of technology	8,066	5,800
Research and development	685	-
Selling and marketing	4,012	3,093
	12,763	8,893
(3) Taxes on the above items	(2,948)	(2,123)

Total, net	$18,748	$14,573

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$588,266	$414,085
Marketable securities	453,935	469,913
Trade receivables, net	183,305	283,668
Prepaid expenses and other current assets	36,478	34,544
Total current assets	1,261,984	1,202,210

Long-term assets:
Marketable securities	1,009,537	963,001
Property and equipment, net	37,991	38,936
Severance pay fund	6,301	6,314
Deferred tax asset, net	16,685	16,307
Other intangible assets, net	101,429	114,192
Goodwill	708,458	708,458
Other assets	17,833	20,176
Total long-term assets	1,898,234	1,867,384

Total assets	$3,160,218	$3,069,594

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$380,879	$384,255
Trade payables and other accrued liabilities	165,507	169,011
Total current liabilities	546,386	553,266

Long-term deferred revenues	38,898	41,005
Income tax accrual	140,300	132,908
Deferred tax liability, net	9,466	11,636
Accrued severance pay	11,213	11,061

Total liabilities	746,263	749,876

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	546,446	527,874
Treasury shares at cost	(1,223,531)	(1,199,752)
Accumulated other comprehensive income	15,888	12,555
Retained earnings	3,074,378	2,978,267
Total shareholders’ equity	2,413,955	2,319,718
Total liabilities and shareholders’ equity	$3,160,218	$3,069,594
Total cash and cash equivalents and marketable securities	$2,051,738	$1,846,999

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$98,041	$80,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,841	2,812
Amortization of intangible assets	12,763	8,893
Stock-based compensation	8,933	7,803
Increase in trade and other receivables, net	100,043	80,707
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	409	(6,884)
Realized loss on marketable securities	-	1,896
Excess tax benefit from stock-based compensation	(1,833)	(2,471)
Deferred income taxes, net	(2,392)	(1,890)
Net cash provided by operating activities	217,805	171,787

Cash flow from investing activities:
Investment in property and equipment	(896)	(1,394)
Net cash used in investing activities	(896)	(1,394)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	32,060	23,789
Purchase of treasury shares	(50,000)	(52,288)
Excess tax benefit from stock-based compensation	1,833	2,471
Net cash used in financing activities	(16,107)	(26,028)

Unrealized gain on marketable securities, net	3,937	2,622

Increase in cash and cash equivalents and marketable securities	204,739	146,987

Cash and cash equivalents and marketable securities at the beginning of the period	1,846,999	1,443,832
Cash and cash equivalents and marketable securities at the end of the period	$2,051,738	$1,590,819

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD

April 26, 2010	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer